UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+852 975-02047 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Amendment of Memorandum and Articles of Association; Increase of Number of Authorized Shares

Effective as of October 2, 2025, AGM Group Holdings Inc. (the “Company”) amended its memorandum and articles of association (the “M&A”) to increase the number of authorized shares from 8,000,000 shares with a par value of US$0.05 each, comprising (i) 4,000,000 Class A ordinary shares, par value US$0.05 per share, and (ii) 4,000,000 Class B ordinary shares, par value US$0.05 per share, to 90,000,000 shares with a par value of US$0.05 each, comprising (i) 60,000,000 Class A ordinary shares, par value US$0.05 per share, and (ii) 30,000,000 Class B ordinary shares, par value US$0.05 per share. This amendment was approved by the board of directors on September 10, 2025 and went effective on October 2, 2025 upon the completion of the filing with the British Virgin Islands Registrar of Corporate Affairs in accordance with the BVI Business Companies Act, Revised Edition 2020, together with any other notices as required pursuant to the laws of the British Virgin Islands. This amendment was adopted to support the Company’s long-term growth and overall commercial objectives.

The M&A was amended by deleting Clause 7 in its entirety and replacing it with:

“The Company is authorized to issue a maximum of 90,000,000 shares with a par value of USD 0.05 each, comprising i) 60,000,000 shares of Class A Ordinary Shares, par value USD 0.05 per share and ii) 30,000,000 shares of Class B Ordinary Shares, par value USD 0.05 per share.”

The Company has also obtained approval from the British Virgin Islands Financial Services Commission to change its registered agent from Overseas Management Company Trust (B.V.I.) Ltd. to Aegis International Group Limited, effective as of September 24, 2025.

The descriptions of the foregoing amendment to the memorandum and articles of association are qualified in its entirety by reference to the written resolutions of the Board of the Company dated September 10, 2025, filed as Exhibit 3.1 to this Form 6-K.

Exhibit Index

Exhibit No.	Description
3.1	Written Resolutions of the Directors of the Company Passed on September 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2025

AGM Group Holdings Inc.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer

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